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File No. 054260-0005

December 18, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Johnny Gharib Bryan Pitko Vanessa Robertson Mark Brunhofer

Re:	Ascendis Pharma A/S Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially submitted on October 20, 2014 CIK No. 0001612042

Ladies and Gentleman:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby filing the Company’s Registration Statement on Form F-1 (“Filing No. 1”). The Company previously submitted Amendment No. 2 to its Draft Registration Statement on Form F-1 (“Amendment No. 2”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on October 20, 2014. Filing No. 1 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on November 3, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Filing No. 1, five of which have been marked to show changes from Amendment No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Costs, page 83

1.	Please refer to your response to comment one. Please expand your revised disclosures to include the statement from comment 14 in your response dated September 9, 2014 that external costs are tracked on a product-by-product basis only once a product has reached a more advanced stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 83 of Filing No. 1 to include the statement that external costs are tracked on a product candidate-by-product candidate basis only once a product has reached a more advanced stage of development.

December 18, 2014

Comparison of the six months ended June 30, 2014 and 2013 (unaudited)

Research and Development Costs, page 86

2.	Please revise your disclosure to indicate the nature of the general costs allocated to research and development that increased by €0.3 million in 2014. Separately demonstrate to us how these costs are not selling, administrative or other general overhead expenditures prohibited from inclusion as research and development expenditures under paragraphs 127 and 67a of IAS 38.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 86 of Filing No. 1 to disclose the nature of the general costs allocated to research and development that increased in 2014 compared to 2013. These costs primarily comprise laboratory rent and facility costs, laboratory supplies and research and development consultancy services.

Paragraphs 127 and 67a of IAS 38 prohibits the inclusion of selling, administrative and other general overhead expenditure in the cost of an internally generated intangible asset, unless such expenditure can be directly attributed to preparing the asset for use. The costs allocated to research and development discussed above are not considered to fall into this category of expenditure as they are attributable and incremental costs incurred in relation to our research and development activities. Accordingly, the allocation of such items to research and development costs is in accordance with the principles in IAS 38.

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years

Ended December 31, 2012 and 2013, page F-13

3.	If the conversion of your outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), please present pro forma earnings per share on the face of the income statement for latest year and interim period. Please include footnote disclosure to explain the pro forma information.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the conversion of the outstanding preferred securities will not result in a material reduction of earnings per ordinary share (excluding the effects of the offering). This is because the earnings attributable to the preference shareholders disclosed in the statement of profit or loss for the latest year and interim period will instead be attributable to the ordinary shareholders. Nevertheless, the Company has revised page 9 of Filing No. 1 to include pro forma earnings per share in the “Summary Consolidated Financial Data” for the latest year and interim period for informational purposes.

* * *

December 18, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Jan Møller Mikkelsen, Ascendis Pharma A/S
Thomas P. Soloway, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
Divakar Gupta, Cooley LLP